EXHIBIT 21

Certain Subsidiaries of PNM Resources, Inc.

As of December 31, 2004, PNM Resources, Inc. directly owns all of the voting securities of the following "significant subsidiary" (as defined in Rule 1-02(w) of Regulation S-X):

Public Service Company of New Mexico, a New Mexico corporation. Public Service Company of New Mexico does business under the name "PNM.

The remaining subsidiaries of PNM Resources, Inc. considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as of the end of the year covered by this report.